Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated March 6, 2013

$[—]

AutoCallable Yield Notes due September 25, 2014

Linked to the Lesser Performing Reference Asset of the Russell 2000® Index and SPDR®

S&P® Metals and Mining ETF

Global Medium-Term Notes, Series A, No. E-7795

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	March 20, 2013

Issue Date:	March 25, 2013

Final Valuation Date*:	September 22, 2014

Maturity Date*:	September 25, 2014

Reference Assets:

The Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”) and the SPDR® S&P® Metals and Mining ETF (the “ETF”) (Bloomberg ticker symbol: “XME UP <Equity>”).

The Index and the ETF are each referred to in this preliminary pricing supplement as a “Reference Asset” and collectively as the “Reference Assets”.

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Interest Rate:	[7.65% - 8.65%] per annum** ** The actual interest rate per annum will be set on the Initial Valuation Date and will not be less than 7.65% per annum.

Interest Payment Dates:	Monthly, payable in arrears on the 25th day of each month during the term of the Notes (subject to a 30/360 day count convention and the following, unadjusted business day convention), provided that the final scheduled Interest Payment Date will be the Maturity Date.

Tax Allocation of the Monthly Payments on the Notes:	Deposit Income: [—]% of the amount of the monthly interest payment Put Premium: [—]% of the amount of the monthly interest payment

Automatic Call:

On any Call Valuation Date, if the Closing Value of each Reference Asset on such Call Valuation Date is greater than or equal to its respective Initial Value, the Notes will be automatically called on the applicable Early Redemption Date and you will receive on the Early Redemption Date a cash payment equal to 100% of the principal amount of your Notes together with any accrued but unpaid interest to, but excluding, the relevant scheduled Interest Payment Date immediately following such Call Valuation Date.

If the Notes are automatically called, the Notes will no longer remain issued and outstanding after the Early Redemption Date (as defined below) and you will not receive any further payments on the Notes.

Call Valuation Dates:	June 20, 2013, September 20, 2013, December 20, 2013, March 20, 2014, June 20, 2014 and September 22, 2014; provided, however, that if (i) a day that would otherwise be a Call Valuation Date (the “scheduled date”) is not a Reference Asset Business Day or (ii) a Market Disruption Event occurs or is continuing with respect to either Reference Asset on a scheduled date, the relevant Call Valuation Date shall be the first Reference Asset Business Day preceding the scheduled date on which no Market Disruption Event occurs or is continuing with respect to either Reference Asset.

Reference Asset Business Day:	A day that is both (i) an Index Business Day with respect to the Index and (ii) a Trading Day with respect to the ETF.

Early Redemption Date:	With respect to a Call Valuation Date, the Interest Payment Date immediately following such Call Valuation Date.

Business Days:	New York and London

Payment at Maturity:

If your Notes are not called pursuant to the “Automatic Call” provisions prior to maturity, you will receive (subject to our credit risk) on the Maturity Date, in addition to the final interest payment, a cash payment determined as follows:

•      If a Knock-In Event does not occur, $1,000 per $1,000 principal amount Note;

•      If a Knock-In Event occurs and the Reference Asset Return of the Lesser Performing Reference Asset is equal to or greater than 0%, $1,000 per $1,000 principal amount Note;

•      If a Knock-In Event occurs and the Reference Asset Return of the Lesser Performing Reference Asset is less than 0%, an amount calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Reference Asset Return of the Lesser Performing Reference Asset]

You may lose some or all of your principal if you invest in the Notes. If a Knock-In Event occurs and the Reference Asset Return of the Lesser Performing Reference Asset is less than 0%, your Notes will be fully exposed to any decline of the Lesser Performing Reference Asset from its Initial Value to its Final Value and you will lose some or all of your principal. If a Knock-In Event occurs and the Reference Asset Return of the Lesser Performing Reference Asset is less than 0%, the payment at maturity will be based solely on the Reference Asset Return of the Lesser Performing Reference Asset and the performance of the Reference Asset that is not the Lesser Performing Reference Asset will not be taken into account for purposes of calculating any payment at maturity under the Notes. Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Knock-In Event:

A Knock-In Event occurs if, as determined by the Calculation Agent, the Closing Value of either Reference Asset is less than the Knock-In Barrier applicable to such Reference Asset on any Index Business Day or Trading Day, as applicable to such Reference Asset, during the Observation Period; provided, however, that, if a Market Disruption Event occurs with respect to a Reference Asset on an Index Business Day or Trading Day, as applicable to such Reference Asset, during the Observation Period, the Closing Value of such Reference Asset on such Index Business Day or Trading Day, as the case may be, will be disregarded for purposes of determining whether a Knock-In Event occurs.

For a description of Market Disruption Events that are applicable to the Index, please see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

For a description of Market Disruption Events that are applicable to the ETF, please see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the accompanying prospectus supplement.

Closing Value:

With respect to the Index, for any applicable Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

With respect to the ETF, for any Trading Day, the official closing price per share of the ETF on that Trading Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “XME UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Closing Value of a Reference Asset will be based on the alternate calculation of the Reference Asset as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” or “Reference Asset—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”, as applicable, in the accompanying prospectus supplement.

Knock-In Barrier:

With respect to the Index, [—], the Initial Value of the Index multiplied by 70%, rounded to the nearest hundredth.

With respect to the ETF, $[—], the Initial Value of the ETF multiplied by 70%, rounded to the nearest hundredth.

Observation Period:	The period from but excluding the Initial Valuation Date to and including the Final Valuation Date. If the scheduled Final Valuation Date is postponed, the Observation Period will be extended to, and include, the Final Valuation Date as postponed.

Index Business Day:	With respect to the Index, a day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Trading Day:	With respect to the ETF, a day, as determined by the Calculation Agent, on which the primary exchange or market of trading for shares or other interests in the ETF or the shares of any successor fund is scheduled to be open for trading and trading is generally conducted on such market or exchange.

Lesser Performing Reference Asset:	The Reference Asset with the lower Reference Asset Return, as calculated in the manner set forth below.

Reference Asset Return:	With respect to a Reference Asset, the performance of such Reference Asset from its Initial Value to its Final Value, calculated as follows: Final Value – Initial Value Initial Value

Initial Value:	With respect to the Index, [—], the Closing Value of the Index on the Initial Valuation Date. With respect to the ETF, $[—], the Closing Value of the ETF on the Initial Valuation Date.

Final Value:	With respect to a Reference Asset, the Closing Value of such Reference Asset on the Final Valuation Date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TQN0 and US06741TQN09

*	Subject to postponement in the event of a market disruption event with respect to either Reference Asset, as described under “Selected Purchase Considerations—Market Disruption Events” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-8 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	2.35%	97.65%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 2.35% of the principal amount of the Notes, or $23.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Payment at Maturity Calculations

The following steps illustrate the hypothetical payment at maturity calculations. The hypothetical payment at maturity calculations set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis. Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Value of the Index is 916.68, (ii) the Initial Value of the ETF is $39.21, (iii) the Knock-In Barrier with respect to the Index is 641.68 (the Initial Value of the Index multiplied by 70.00%, rounded to the nearest hundredth), (iv) the Knock-In Barrier with respect to the ETF is $27.45 (the Initial Value of the ETF multiplied by 70.00%, rounded to the nearest hundredth), (v) no Market Disruption Event occurs with respect to either Reference Asset during the Observation Period, and (vi) the Notes are not called prior to maturity pursuant to the “Automatic Call” provisions as described above. The calculations set forth below do not take into account any tax consequences from investing in the Notes.

Step 1: Determine Whether a Knock-In Event Occurs.

A Knock-In Event occurs if, as determined by the Calculation Agent, any of the following events occur: (i) the Closing Level of the Index on any Index Business Day with respect to the Index during the Observation Period is less than its Knock-In Barrier (i.e., 641.68, given the assumed Initial Level set forth above) or (ii) the Closing Value of the ETF on any Trading Day during the Observation Period is less than its Knock-In Barrier (i.e., $27.45, given the assumed Initial Value set forth above). If a Knock-In Event occurs, the payment at maturity will depend on whether the Reference Asset Return of the Lesser Performing Reference Asset is less than 0%, as described below.

If a Knock-In Event does not occur, you will receive, in addition to the final interest payment, a payment at maturity equal to the principal amount of your Notes.

PPS-2

Step2: Determine the Reference Asset Return of the Lesser Performing Reference Asset.

To determine the Reference Asset Return of the Lesser Performing Reference Asset, the Calculation Agent will first calculate the Reference Asset Return of each Reference Asset and determine which one is lower. The Reference Asset with the lower Reference Asset Return will be the Lesser Performing Reference Asset and its Reference Asset Return will be the Reference Asset Return of the Lesser Performing Reference Asset. The Reference Asset Return of a Reference Asset is calculated by the Calculation Agent equal to the performance of such Reference Asset from its Initial Value to its Final Value, calculated as follows:

Final Value – Initial Value

Initial Value

Step 3: Calculate the Payment at Maturity.

If a Knock-In Event occurs, you will receive a payment at maturity equal to the principal amount of your Notes only if the Reference Asset Return of the Lesser Performing Reference Asset, determined by the Calculation Agent as described above, is equal to or greater than 0%.

If a Knock-In Event occurs and the Reference Asset Return of the Lesser Performing Reference Asset is less than 0%, you will receive a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as the sum of the (i) principal amount of your Notes, plus (ii) product of (a) principal amount of your Notes multiplied by (b) the Reference Asset Return of the Lesser Performing Reference Asset. The following table illustrates the hypothetical payments at maturity if a Knock-In Event occurs, assuming a range of performances for the Reference Assets:

Index Final Value	ETF Final Value ($)	Reference Asset Return of the Index	Reference Asset Return of the ETF	Reference Asset Return of The Lesser Performing Reference Asset	Payment at Maturity* (Not including any interest payment)
1,879.19	78.42	105.00%	100.00%	100.00%	$1,000
1,741.69	76.46	90.00%	95.00%	90.00%	$1,000
1,695.86	70.58	85.00%	80.00%	80.00%	$1,000
1,558.36	68.62	70.00%	75.00%	70.00%	$1,000
1,512.52	62.74	65.00%	60.00%	60.00%	$1,000
1,375.02	60.78	50.00%	55.00%	50.00%	$1,000
1,329.19	54.89	45.00%	40.00%	40.00%	$1,000
1,191.68	52.93	30.00%	35.00%	30.00%	$1,000
1,145.85	47.05	25.00%	20.00%	20.00%	$1,000
1,008.35	43.92	10.00%	12.00%	10.00%	$1,000
916.68	39.21	0.00%	0.00%	0.00%	$1,000
1,008.35	37.25	10.00%	-5.00%	-5.00%	$950.00
825.01	37.25	-10.00%	-5.00%	-10.00%	$900.00
935.01	31.37	2.00%	-20.00%	-20.00%	$800.00
687.51	33.33	-25.00%	-15.00%	-25.00%	$750.00
733.34	27.45	-20.00%	-30.00%	-30.00%	$700.00
550.01	27.45	-40.00%	-30.00%	-40.00%	$600.00
504.17	19.61	-45.00%	-50.00%	-50.00%	$500.00
458.34	15.68	-50.00%	-60.00%	-60.00%	$400.00
275.00	13.72	-70.00%	-65.00%	-70.00%	$300.00
229.17	7.84	-75.00%	-80.00%	-80.00%	$200.00
91.67	5.88	-90.00%	-85.00%	-90.00%	$100.00
45.83	0.00	-95.00%	-100.00%	-100.00%	$0.00

*	per $1,000 principal amount Note

PPS-3

The following examples illustrate how the payments at maturity set forth in the table above are calculated (assuming that a Knock-In Event occurs):

Example 1: The Index increases from an Initial Value of 916.68 to a Final Value of 1,145.85, and the ETF increases from an Initial Value of $39.21 to a Final Value of $47.05.

Because the Reference Asset Returns of both of the Reference Assets are positive, the Reference Asset Return of the Lesser Performing Reference Asset is positive and the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 2: The Index increases from an Initial Value of 916.68 to a Final Value of 1,008.35 and the ETF decreases from an Initial Value of $39.21 to a Final Value of $37.25.

Because the Reference Asset Return of the Index is positive and the Reference Asset Return of the ETF is negative, the ETF is the Lesser Performing Reference Asset and the Reference Asset Return of the Lesser Performing Reference Asset is equal to -5.00%. The investor receives a payment at maturity of $950.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return of the Lesser Performing Reference Asset]

$1,000 + [$1,000 × -5.00%] = $950.00

Example 3: The Index decreases from an Initial Value of 916.68 to a Final Value of 550.01 and the ETF decreases from an Initial Value of $39.21 to a Final Value of $27.45.

Because the Reference Asset Return of the Index of -40.00% is lower, compared with the Reference Asset Return of the ETF of -30.00%, the Index is the Lesser Performing Reference Asset and the Reference Asset Return of the Lesser Performing Reference Asset is equal to -40.00%. The investor receives a payment at maturity of $600.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return of the Lesser Performing Reference Asset]

$1,000 + [$1,000 × -40.00%] = $600.00

Selected Purchase Considerations

•

Market Disruption Events—The Final Valuation Date, the Observation Period, the Maturity Date and the payment at maturity are subject to adjustment in the event of a Market Disruption Event with respect to either Reference Asset. If the Calculation Agent determines that on the Final Valuation Date, a Market Disruption Event occurs or is continuing in respect of either Reference Asset, the Final Valuation Date will be postponed. If such postponement occurs, the Final Values of the Reference Assets shall be determined using the Closing Values of the Reference Assets on the first following Reference Asset Business Day on which no Market Disruption Event occurs or is continuing in respect of either Reference Asset. In no event, however, will the Final Valuation Date be postponed by more than five Reference Asset Business Days. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either Reference Asset on such fifth day, the Calculation Agent will determine the Final Value of either Reference Asset unaffected by such Market Disruption Event using the Closing Value of such Reference Asset on such fifth day, and will make an estimate of the Closing Value of either Reference Asset affected by such Market Disruption Event that would have prevailed on such fifth day in the absence of such Market Disruption Event. As the Observation Period ends on and includes the Final Valuation Date, if the scheduled Final Valuation Date is postponed, the Observation Period will be extended to, and includes, the Final Valuation Date as postponed. In the event that the Final Valuation Date is postponed, the Maturity Date will be the third Business Day following the Final Valuation Date, as postponed.

•

For a description of what constitutes a Market Disruption Event with respect to the Index, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement;

•

For a description of what constitutes a Market Disruption Event with respect to the ETF, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement;

PPS-4

•	Adjustments to the Reference Assets—For a description of adjustments that may affect either of the Reference Assets, see the following sections of the prospectus supplement:

•

For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” of the prospectus supplement; and

•

For a description of further adjustments that may affect the ETF, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” of the prospectus supplement.

If on or prior to the Final Valuation Date, the shares or other interests in the ETF (or any successor fund) are de-listed or any the ETF is (or any successor fund) are liquidated or otherwise terminated and the Calculation Agent determines that no successor fund is available, then Calculation Agent may, in its sole discretion, elect to make an adjustment to the Initial Value or Final Value of the ETF or to the method of determining the Reference Asset Return of the ETF, or any other terms of the Notes as the Calculation Agent, in its sole discretion, determines appropriate to account for the de-listing, liquidation or termination, as applicable, would have had if the Notes represented an actual interest in the ETF equivalent to the notional interest of the Notes in the ETF.

If the Calculation Agent elects not to make an adjustment as described in the preceding paragraph or determines that no adjustment that it could make will produce a commercially reasonable result, then the Calculation Agent shall cause the Maturity Date to be accelerated to the fourth business day following the date of that determination and the payment at maturity that you will receive on the Notes will be calculated as though the date of early repayment were the stated Maturity Date of the Notes and as though the Final Valuation Date were the date of de-listing, liquidation or termination, as applicable (or, if such day is not a Reference Asset Business Day or a Market Disruption Event occurs or is continuing on such day, the immediately preceding day that is a Reference Asset Business Day on which no Market Disruption Event occurs or is continuing).

As used above, the terms “successor fund” has the meanings set forth under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement

•

Downside Exposure to U.S. Equities of the Index and to the ETF—The payment at maturity, if any, is linked to the performance of the Index and the ETF. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The ETF is designed to track, before fees and expenses, the performance of the S&P Metals and Mining Select Industry Index (the “Metals & Mining Index”). For additional information about the Index and the ETF, see the information set forth under “Description of the Index” and “Description of the ETF”, respectively, in this preliminary pricing supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed rate debt obligation that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the Reference Assets (the “Put Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Put Premium”). On the cover page of this preliminary pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”). The terms of your Notes require you and us to allocate the interest payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service. Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

PPS-5

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. For a further discussion of the tax considerations applicable to fixed-rate debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement. Amounts treated as Put Premium should generally be deferred and accounted for upon the sale, redemption or maturity of the Notes, as discussed below.

The receipt of cash upon the redemption or maturity of your Notes (excluding cash attributable to the final monthly payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option. Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at redemption or maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at redemption or maturity (excluding cash attributable to the final monthly interest payment on the Notes).

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor's ability to deduct capital losses is subject to significant limitations.

Alternative Treatments. There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly. If your Notes are so treated, you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing executory contract in respect of the Reference Assets, in which case you may be required to include the entire monthly interest payment on the Notes in ordinary income (and not just the interest on the Deposit).

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

PPS-6

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” (which may include your Notes) with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding ” in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

PPS-7

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index and/or the ETF. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in Significant Loss; You May Lose up to 100% of Your Principal—The Notes do not guarantee any return of principal. The payment at maturity depends on whether a Knock-In Event occurs and whether, and the extent to which, the Reference Asset Return of the Lesser Performing Reference Asset falls below 0%. If a Knock-In Event occurs and the Reference Asset Return of the Lesser Performing Reference Asset is less than 0%, your Notes will be fully exposed to any decline of the Lesser Performing Reference Asset from its Initial Value to its Final Value and you will lose some or all of your principal.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, if on any Call Valuation Date the Closing Value of each Reference Asset is greater than or equal to its respective Initial Value, the Notes will be automatically called on the applicable Early Redemption Date and you will receive on the Early Redemption Date 100% of the principal amount of your Notes together with any accrued but unpaid interest to but excluding the relevant Early Redemption Date. You may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No more interest will accrue after the relevant Early Redemption Date. The “automatic call” feature may also adversely impact your ability to sell your Notes and the price at which they may be sold. It may further limit your ability to sell your Notes and realize any market appreciation of the value of your Notes

•	Return Limited to the Monthly Interest Payments—Your return is limited to the monthly interest payments. You will not participate in any appreciation in the level of the Index or the price of the ETF.

•

You Will Not Receive More Than the Principal Amount of Your Notes (Plus the Final Interest Payment) at Maturity—At maturity (assuming that the Notes have not been called prior to maturity), in addition to the final interest payment, you will not receive more than the principal amount of your Notes, even if the Reference Asset Returns of either or both of the Index and the ETF are positive. The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the interest payments paid during the term of the Notes.

•

If A Knock-In Event Occurs, the Amount Payable at Maturity (Other Than the Final Interest Payment) is Solely Linked to the Reference Asset Return of the Lesser Performing Reference Asset—If a Knock-In Event occurs, any payment at maturity (other than the final interest payment) due on your Notes will be linked solely to the Reference Asset Return of the Lesser Performing Reference Asset. The payment at maturity, if any, will not reflect the performance of the Reference Asset that is not the Lesser Performing Reference Asset. Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment that is linked to the Reference Asset that is not the Lesser Performing Reference Asset.

•

If a Knock-In Event Occurs, The Payment at Maturity of Your Notes is Not Based on the Values of the Reference Assets at Any Time Other than the Final Values of each Reference Asset on the Final Valuation Date—If a Knock-In Event occurs, the determination of the Reference Asset Return of the Lesser Performing Reference Asset and the payment at maturity will not be based on any value of the Reference Assets other than the Final Value of each Reference Asset on the Final Valuation Date. Therefore, if a Knock-In Event occurs and the Final Value of the Reference Asset that is the Lesser Performing Reference Asset drops on the Final Valuation Date to a value lower than its Initial Value, your Notes will be fully exposed to any decline of the Lesser Performing Reference Asset from its Initial Value to its Final Value and you will lose some or all of your principal. The payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the values of the Reference Assets prior to such drop.

PPS-8

•

The Determination of Whether a Knock-In Event Occurs on any Trading Day is Not Based On Any Values of the Reference Assets Other Than the Closing Values of the Reference Assets on such Trading Day—A Knock-In Event occurs if, as determined by the Calculation Agent, the Closing Value of either Reference Asset is less than the Knock-In Barrier applicable to such Reference Asset on any Index Business Day or Trading Day, as applicable to such Reference Asset, during the Observation Period. The determination of whether a Knock-In Event occurs is therefore not based on any values of the Reference Assets at any time other than the Closing Values of the Reference Assets on any applicable Index Business Day or Trading Day, as applicable, during the Observation Period. For example, if on an applicable day the value of a Reference Asset drops precipitously shortly before the close of business on such day and such drop causes the Closing Value of such Reference Asset to fall below its Knock-In Barrier, assuming that no Market Disruption Event has occurred or existed with respect to such Reference Asset on such day, a Knock-In Event occurs regardless of whether the value of the Reference Asset is greater than or equal to its Knock-In Barrier at any other time during such day. The payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the determination of whether a Knock-In Event occurs been based on the value of a Reference Asset prior to such drop at a time when the value of such Reference Asset was at or above its Knock-In Barrier. The occurrence of a Knock-In Event may significantly and adversely affect the market value of your Notes, the payment at maturity of the Notes, if any, and your ability to sell your Notes.

•

Whether or Not the Notes Will be Called Automatically Prior to Maturity is Not Based on the Level of the Index or the Price of the ETF at any Time Other Than the Closing Level of the Index and the Official Closing Price of the ETF, Respectively, on the Call Valuation Dates—Whether or not the Notes will be automatically called prior to maturity pursuant to the “Automatic Call” provisions described above will not be based on any level or price of the Index or the ETF, respectively, other than the Closing Value of each Reference Asset on the Call Valuation Dates. Therefore, if on a Call Valuation Date the Closing Value of each Reference Asset increases to a level or price, as the case may be, greater than its respective Initial Value, your Notes will be called automatically and you may not be able to reinvest any amounts received on the applicable Early Redemption Date in a comparable investment with similar risk and yield and your ability to sell your Notes and realize any market appreciation of the value of your Notes may be substantially limited. The Notes would not have been called prior to maturity had such automatic call feature been based on the values of the Reference Assets prior to such increase at a time when the value of either Reference Asset was below its Initial Value on the Initial Valuation Date.

•

If a Knock-In Event Occurs, the Reference Asset Return of the Lesser Performing Reference Asset (and the Payment at Maturity) is Not Based on the Level of the Index or the Price of the ETF at Any Time Other than the Closing Value of each Reference Asset on the Final Valuation Date—If a Knock-In Event occurs, the determination of the Reference Asset Return of the Lesser Performing Reference Asset and therefore the payment at maturity will not be made based on any value of the Reference Assets other than the Final Values of the Reference Assets (subject to adjustments as described in the prospectus supplement). Therefore, if a Knock-In Event occurs and the Final Value of the Reference Asset that is the Lesser Performing Reference Asset drops on the Final Valuation Date to a level or price, as the case may be, lower than its Initial Value, your Notes will be fully exposed to any decline of the Lesser Performing Reference Asset from its Initial Value to its Final Value and you may lose some or all of your investment in the Notes. The payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the values of the Reference Assets prior to such drop at a time when the values of the Reference Assets were at or above their respective Initial Values.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETF or of securities comprising the Index would have.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

PPS-9

•	Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The value of the ETF is subject to:

•

The ETF May Underperform the Metals & Mining Index. The performance of the ETF may not replicate the performance of, and may underperform, the Metals & Mining Index. Unlike the Metals & Mining Index, the ETF will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Metals & Mining Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF, differences in trading hours between the ETF and the Metals & Mining Index or due to other circumstances. Because the return on your Notes is linked to the performance of the ETF and not the Metals & Mining Index, the return on your securities may be less than that of an alternative investment linked directly to the Metals & Mining Index

•	Management risk. This is the risk that the investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as commodities. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The Stocks in Which the ETF Generally Invests are Concentrated in One Industry; Any Negative Developments in the Metals and Mining Industry May Adversely Affect the Value of Your Notes—As described below under “Description of the ETF”, the ETF is designed to replicate, as closely as possible, before expenses, the Metals & Mining Index. Under normal market conditions, the ETF generally invests substantially all of its total assets in securities comprising the Metals & Mining Index. All of the stocks included in the Metals & Mining Index are issued by companies in the metal and mining industry. Accordingly, any negative developments in the metals and mining industry will have a negative effect on the ETF and, as a result, on the value of your Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the monthly payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income or loss. Similarly, the Internal Revenue Service and Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes at a rate that exceeds the portion of the monthly payments treated as interest on the Deposit for U.S. federal income tax purposes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor's ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index and the price of the ETF on any Index Business Day or any Trading Day, respectively, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Assets and the stocks comprising the Index and the Metals & Mining Index;

•	the time to maturity of the Notes;

•	the dividend rate underlying the ETF and the stocks comprising the Index and the Metals & Mining Index;

•	the market price and dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-10

Description of the Index

All information regarding the Index set forth in this preliminary pricing supplement reflects the policies of, and is subject to change by, Russell Investments (“Russell”). The Index was developed by Russell and is calculated, maintained and published by Russell. The Index is reported by Bloomberg under the ticker symbol “RTY <Index>”.

The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and represented, as of January 31, 2013, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of January 31, 2013, approximately 98% of the investable U.S. equity market.

Selection of Stocks Underlying the Index

Security Inclusion Criteria

•

U.S. company. All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam and U.S. Virgin Islands, a U.S. HCI is assigned.

•

Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion.

•

Minimum closing price. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion.

•

Primary exchange pricing. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

•	Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Index.

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Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices. Companies with 5% or less will be removed from eligibility.

•

Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development companies (BDCs) are eligible.

PPS-11

•	Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and trust receipts are not eligible for inclusion.

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Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis.

All Russell indices, including the Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market Capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Index, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the last trading day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter.

•

Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

•

Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Index.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

•	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

•

Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•	Employee stock ownership plan shares. Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

•	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

•	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

•

Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

PPS-12

Corporate Actions Affecting the Index

Changes to all Russell U.S. indices, including the Index, are made when an action is final.

•

“No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

•	Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Index.

•

Re-incorporations. Members of the Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership.

•

Re-classifications of shares (primary vehicles). Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

•

Rights offerings. Rights offered to shareholders are reflected in the Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

•

Changes to shares outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non- Index member and other potential changes are updated at the end of the month (with the sole exception of June) which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

•

Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs. Spin-off companies are added to the Index if warranted by the market capitalization of the spin-off company.

•

Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Index, will be increased simultaneously.

•

Delisting. Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index.

•

Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

•

Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

•

Dividends. Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as cash.

•

Halted securities. Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Index is available on the following website: http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this preliminary pricing supplement.

PPS-13

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with the Russell Investments (“Russell”) whereby we, in exchange for a fee, are permitted to use the Index and its related trademarks in connection with certain Notes, including the Notes. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in the preliminary pricing supplement:

“The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the Notes upon which the Russell 2000 Index is based. Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell Investments and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold, or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Notes.

PPS-14

Description of the ETF

General

We have derived all information contained in this preliminary pricing supplement regarding the ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. (“SSFM”). We have not independently verified any of the information herein obtained from outside sources. The ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the ETF.

The SPDR® Series Trust consists of separate investment portfolios (each, a “SPDR® Series Fund”). Each SPDR® Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the “Select Industry Indices” and each, a “Select Industry Index”). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (“GICS”) from a universe of companies defined by the S&P® Total Market Index (the “S&P TM Index”), a U.S. total market composite index. The investment objective of each Select Industry SPDR® Fund is to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular industry or group of industries, as represented by the relevant Select Industry Index.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the ETF, please see the SPDR® Series Trust’s prospectus. In addition, information about SPDR® Series Trust, SSFM and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. We have not independently verified any of the information herein obtained from outside sources. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the Metals & Mining Index. The Metals & Mining Index represents the metals and mining sub-industry portion of the U.S. equity market. The ETF is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XME.”

In seeking to track the performance of the Metals & Mining Index, the ETF employs a “replication” strategy, which means that the ETF typically invests in substantially all of the securities represented in the Metals & Mining Index in approximately the same proportions as the Metals & Mining Index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the Metals & Mining Index. In addition, the Metals & Mining ETF may invest in equity securities that are not included in the Metals & Mining Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

As of March 5, 2013, the top holdings of the ETF by sub-industry allocation were Steel (38.82%), Diversified Metals & Mining (19.75%), Coal & Consumable Fuels (14.70%), Precious Metals & Minerals (10.86%), Gold (8.32%) and Aluminum (7.55%).

Correlation

The Metals & Mining Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Metals & Mining Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the ETF’s portfolio and the Metals & Mining Index resulting from legal restrictions (such as diversification requirements) that apply to the ETF but not to the Metals & Mining Index. “Tracking error” is the difference between the performance (return) of the ETF’s portfolio and that of the Metals & Mining Index.

PPS-15

The Metals & Mining Index

We have derived all information contained in this pricing supplement regarding the Metals & Mining Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). We have not independently verified such information.. S&P has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Metals & Mining Index.

The Metals & Mining Index is an equal-weighted index that is designed to measure the performance of the metals & mining sub-industry portion of the S&P TM Index, a benchmark that measures the performance of the U.S. equity market. The S&P TM Index includes all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE Amex, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Each of the component stocks in the Metals & Mining Index is a constituent company within the metals and mining sub-industry of the S&P TM Index. The Metals & Mining Index is reported by Bloomberg L.P. under the ticker symbol “SPSIMMTR.”

Index Eligibility

Membership is based on a company’s Global Industry Classification Standard (GICS®) classification, as well as liquidity and market cap requirements. For purposes of membership in a Select Industry Index, S&P applies the inclusion and exclusion criteria separately.

Index Inclusion Criteria

To be eligible for inclusion in a Select Industry Index, companies must be in the S&P TM Index and must satisfy one of the two following combined size and liquidity criteria:

1.	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All companies satisfying the above requirements are included in a Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 stocks in a Select Industry Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

Takeover Restrictions. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

PPS-16

Turnover. S&P believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. The Metals & Mining Index includes companies classified in the following GICS sub-industries: Aluminum, Coal & Consumable Fuels, Diversified Metals & Mining, Gold, Precious Metals & Minerals and Steel.

Timing of Changes

Index rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

Additions. Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

Deletions. A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology used in all S&P equity indices.

The value of a Select Industry Index is calculated as the quotient of (1) the sum of the products of (a) the float-adjusted market value for each common stock included in the Select Industry Index and (b) the adjustment weight factor for each applicable common stock and (2) the index divisor.

The “float-adjusted market value” is calculated as the product of (1) the price of each common stock included in the Select Industry Index, (2) the total shares outstanding of each applicable common stock and (3) the investable weight factor for each applicable common stock. The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding.

The “adjustment weight factor” is calculated by dividing (1) the index specific constant by (2) the product of (a) the number of stocks in the index and (b) the float-adjusted market value.

The initial divisor is set to have a base index value of 1000 on December 17, 1999. The index divisor is adjusted at each rebalancing such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Rebalancings occur after the close on the third Friday of the last month of each quarter.

The total return counterpart of a Select Industry Index assumes that dividends are reinvested in the Select Industry Index after the close on the ex-dividend date. The total return value of a Select Industry Index (“Select Industry Total Return Index”) is calculated as the product of (1) the value of the Select Industry Total Return Index at the previous day’s close and (2) the total return multiplier. The “total return multiplier” is equal to the quotient of (1) the sum of (a) the index dividend points and (b) the value of the corresponding Select Industry Index and (2) the value of such Select Industry Index at the previous day’s close.

The “index dividend points” are calculated as the quotient of (1) the sum of the products of (a) the index shares for each common stock included in the Select Industry Index and (b) the ex-dividend amount for each applicable common stock and (2) the index divisor. The “index shares” refers to each stock’s share count used in the index calculation.

PPS-17

Constituent Weightings

At each quarterly rebalancing, stocks are initially equally-weighted using closing prices as of the second Friday of the last month of quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the applicable Select Industry Index is more than can be traded in a single day for a US$ 500 million portfolio.

S&P calculates a maximum basket liquidity weight for each stock in the applicable Select Industry Index using the ratio of its three-month average daily value traded to US$ 500 million. Each stock’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks.

If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P will make no further adjustments. If a Select Industry Index contains exactly 22 companies as of the rebalancing effective date such index will be equally weighted without basket liquidity constraints.

Index Maintenance

Index maintenance will follow the S&P TM Index and treatment of corporate actions should be the same as the S&P TM Index. In particular, treatment of spin-offs, special dividends and other corporate actions will be the same.

Membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Additional information about the Select Sector Indices and the S&P TM Index is available on the following website: www.spindices.com. Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

PPS-18

Historical Information Regarding the Index

We obtained the historical closing level information in the chart and the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

The following table sets forth the high and low closing levels of the Index, as well as end-of-quarter closing levels, during the periods indicated below.

Quarter / Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	768.46	643.28	687.97
June 30, 2008	763.27	684.88	689.66
September 30, 2008	764.38	647.37	679.58
December 31, 2008	679.57	371.26	499.45
March 31, 2009	519.18	342.57	422.75
June 30, 2009	535.85	412.77	508.28
September 30, 2009	625.31	473.54	604.28
December 31, 2009	635.99	553.32	625.39
March 31, 2010	693.32	580.49	678.64
June 30, 2010	745.95	607.30	609.49
September 30, 2010	678.90	587.60	676.14
December 31, 2010	793.28	669.43	783.65
March 31, 2011	843.73	771.71	843.55
June 30, 2011	868.57	772.62	827.43
September 30, 2011	860.37	634.71	644.16
December 31, 2011	769.46	601.71	740.92
March 31, 2012	847.92	736.78	830.30
June 30, 2012	841.06	729.75	798.49
September 30, 2012	868.50	765.05	837.45
December 31, 2012	853.57	763.55	849.35
March 4, 2013*	932.00	872.60	916.88

*	High, low and closing levels are for the period starting January 1, 2013 and ending March 4, 2013

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-19

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 2, 2008 through March 4, 2013. The closing level of the Index on March 4, 2013 was 916.68.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-20

Historical Information Regarding the ETF

We obtained the historical trading price information in the chart and the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the ETF on the Final Valuation Date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

The following table sets forth the high and low closing prices of the ETF, as well as end-of-quarter closing prices, during the periods indicated below.

Quarter / Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2008	78.04	53.03	70.01
June 30, 2008	96.09	68.47	94.24
September 30, 2008	93.60	42.66	47.08
December 31, 2008	46.90	17.20	27.79
March 31, 2009	33.10	20.55	25.14
June 30, 2009	43.51	24.24	37.01
September 30, 2009	50.12	31.64	45.64
December 31, 2009	54.22	41.24	51.61
March 31, 2010	60.46	44.44	56.81
June 30, 2010	60.40	45.51	45.69
September 30, 2010	54.53	43.71	53.48
December 31, 2010	69.44	52.81	68.78
March 31, 2011	74.88	64.98	74.28
June 30, 2011	77.42	61.81	69.41
September 30, 2011	72.02	44.64	44.82
December 31, 2011	59.34	40.19	48.99
March 31, 2012	57.05	48.07	49.70
June 30, 2012	51.08	37.84	41.44
September 30, 2012	48.26	37.10	43.52
December 31, 2012	47.21	39.84	45.14
March 4, 2013*	46.68	39.19	39.21

*	High, low and closing prices are for the period starting January 1, 2013 and ending March 4, 2013

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-21

The following graph sets forth the historical performance of the ETF based on daily closing prices from January 2, 2008 through March 4, 2013. The closing price per share of the ETF on March 4, 2013 was $39.21.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-22